UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: November 14, 2016

(Date of earliest event reported): October 18, 2016

Green Leaf Investment Fund Inc.

Formerly known as weed real estate Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

47-4128000

(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (631)-991-5461

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

 Item 1. Fundamental Changes

On November 9, 2016 we, “the Company”, Green Leaf Investment Fund Inc., formerly known as “Weed Real Estate Inc.” acquired 100% of the membership interests of both Bud Properties LLC and Stock Marijuana LLC. Both entities are now our wholly owned subsidiaries. The entities are both Florida Limited Liability Companies. The ownership interests of the entities were gifted to the Company by the Company’s Chief Executive Officer, Douglas DiSanti. Douglas DiSanti previously controlled both entities.

Neither of the above entities have generated revenue as of the date of this report.

Item 7. Appointment or Departure of Certain Officers

On October 18, 2016, Douglas DiSanti resigned as our Chief Financial Officer. On the same day our Board of Directors and majority shareholder’s approved to and appointed John Prettitore as the Company’s Chief Financial Officer, and Patrick O’ Donnell as the Company’s Chief Operating Officer.

Biographical Information

John Prettitore, Age 30, Chief Financial Officer

Mr. Prettitore has spent the past 12 years in the banking industry, with the majority of that time focused within the commercial real estate lending sector. Mr. Prettitore spent the early part of his commercial real estate career as an underwriter with New York Community Bank and during that time underwrote in excess of $1 Billion dollars in commercial real estate loans spread over hundreds of uniquely structured transactions. Mr. Prettitore currently works as a loan originator for a Suffolk Community National Bank. He evaluates properties with strong cash flows and experienced operators, closely analyzes the deal economics, and negotiates loan terms with borrowers and their brokers. As such, he has developed a strong relationship with some of the most prominent CRE Brokers in the NYC Metro area. He received his B.S. in business management from Farmingdale College.

Patrick O’ Donnell, Age 28 , Chief Operating Officer

Mr. O'Donnell has spent the last 10 years in the real estate industry, with a majority of that time solely focused on commercial real estate. Mr. O'Donnell has spent a majority of his career underwriting commercial real estate loans as well as structuring the terms to meet Bank guidelines with New York Community Bank. Over his career he has underwritten over 2.5 Billion dollars of commercial real estate loans. He now works for a Suffolk Community National Bank as an officer overseeing the lending department. Mr. O'Donnell excels in managing large teams and constructing budgets on a quarterly basis to make sure the bank meets their financial obligations. Mr. O'Donnell received both his B.S. in Finance and MBA from St. John's University.

Item 8. Certain Unregistered Sales of Equity Securities

On October 18, 2016 the Company issued John Prettitore and Patrick O’ Donnell each 500,000 shares of preferred stock respectively. The shares were issued at par value ($0.0001) and were gifted to the individuals. Every share of preferred stock has voting rights equivalent to 20 shares of common stock (20:1).

Item 9. Other Events

Effective October 24, 2016, we have changed our name from Weed Real Estate Inc. to Green Leaf Investment Fund Inc. On October 25, 2016 We filed a Certificate of Amendment to our Articles of Incorporation in the State of Nevada to reflect this change.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund Inc.

Date: November 14, 2016	By:	/s/ Douglas DiSanti
Douglas DiSanti
Chief Executive Officer